Exhibit 99.2
First Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended March 31
	Note	2014	2013
Revenues	8(c)	$898	$964
Mine operating costs
Production costs	5	(500)	(476)
Depreciation and depletion	6(e) and 8	(170)	(144)
		(670)	(620)
Earnings from mine operations		228	344
Exploration and evaluation costs	6(b)	(11)	(13)
Share of net earnings of associates	7	56	37
Corporate administration		(66)	(60)
Earnings from operations and associates	8	207	308
Losses on securities, net	10(b)	(1)	(3)
(Losses) gains on derivatives, net	10(a)	(3)	49
Gain on disposition of mining interest, net	6(c)	18	—
Finance costs		(16)	(10)
Other expenses		(21)	(3)
Earnings from continuing operations before taxes		184	341
Income tax expense	9	(90)	(42)
Net earnings from continuing operations attributable to shareholders of Goldcorp Inc.		$94	$299
Net earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	4	$4	$10
Net earnings attributable to shareholders of Goldcorp Inc.		$98	$309
Net earnings per share from continuing operations
Basic	12	$0.12	$0.37
Diluted	12	0.12	0.32
Net earnings per share
Basic	12	$0.12	$0.38
Diluted	12	0.12	0.33

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars – Unaudited)

		Three Months Ended March 31
	Note	2014	2013

Net earnings attributable to shareholders of Goldcorp Inc.		$98	$309
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net earnings:
Mark-to-market gains (losses) on available-for-sale securities		4	(34)
Reclassification adjustment for impairment losses included in net earnings		1	4
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings		—	(1)
	10(b)	5	(31)
Items that will not be reclassified to net earnings:
Remeasurements on defined benefit pension plans		(2)	—
		(2)	—
Total other comprehensive income (loss), net of tax		$3	$(31)
Total comprehensive income attributable to shareholders of Goldcorp Inc.		$101	$278

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended March 31
	Note	2014	2013
Operating Activities
Net earnings from continuing operations		$94	$299
Adjustments for:
Dividends from associate	7	34	21
Reclamation expenditures		(3)	(3)
Items not affecting cash:
Depreciation and depletion	6(e) and 8	170	144
Share of net earnings of associates	7	(56)	(37)
Share-based compensation expense	11(a) and (b)	24	18
Losses on securities, net	10(b)	1	3
Unrealized gains on derivatives, net	10(a)	(2)	(49)
Gain on disposition of mining interest, net	6(c)	(18)	—
Accretion of reclamation and closure cost obligations		7	5
Deferred income tax recovery	9	(46)	(89)
Other		22	5
Change in working capital	13	43	(48)
Net cash provided by operating activities of continuing operations		270	269
Net cash provided by operating activities of discontinued operation		3	25
Investing Activities
Expenditures on mining interests	8(e)	(466)	(457)
Deposits on mining interests expenditures		(28)	(54)
Proceeds from disposition of mining interest, net	6(c)	193	—
Interest paid	8(e)	(26)	(9)
Purchases of money market investments and available-for-sale securities		(44)	(553)
Proceeds from maturities and sales of money market investments and available-for-sale securities, net		—	8
Other		(2)	1
Net cash used in investing activities of continuing operations		(373)	(1,064)
Net cash used in investing activities of discontinued operation	13	(2)	(14)
Financing Activities
Debt borrowings, net of borrowing costs	10(d)(i)	850	1,481
Debt repayments	10(d)(i)	(250)	—
Dividends paid to shareholders	12(b)	(122)	(122)
Other		—	131
Net cash provided by financing activities of continuing operations		478	1,490
Effect of exchange rate changes on cash and cash equivalents		—	—
Increase in cash and cash equivalents		376	706
Cash and cash equivalents, beginning of the period		625	757
Cash and cash equivalents, end of the period	13	$1,001	$1,463
Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At March 31 2014	At December 31 2013
Assets
Current assets
Cash and cash equivalents	13	$1,001	$625
Money market investments		34	—
Accounts receivable	10(a)	477	469
Inventories and stockpiled ore		771	727
Notes receivable		5	5
Income taxes receivable		136	182
Assets held for sale	4	229	227
Other		150	139
		2,803	2,374
Mining interests
Owned by subsidiaries	6	23,255	22,928
Investments in associates	6 and 7	2,057	2,210
	6	25,312	25,138
Goodwill		1,454	1,454
Investments in securities		81	77
Notes receivable		23	23
Deposits on mining interests expenditures		52	71
Deferred income taxes		18	19
Other		432	408
Total assets	8	$30,175	$29,564
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$817	$856
Income taxes payable		79	6
Current portion of long-term debt	10(d)(i)	1,445	832
Derivative liabilities	10(a)	55	57
Liabilities relating to assets held for sale	4	44	44
Other		231	238
		2,671	2,033
Deferred income taxes		5,539	5,594
Long-term debt		1,482	1,482
Provisions		541	517
Income taxes payable		68	55
Other		117	125
Total liabilities	8	10,418	9,806
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,211	17,191
Accumulated other comprehensive income		4	1
Retained earnings		2,329	2,353
		19,544	19,545
Non-controlling interests		213	213
Total equity		19,757	19,758
Total liabilities and equity		$30,175	$29,564
Commitments and contingencies (notes 10(d)(i) and 14)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares			Accumulated Other Comprehensive Income (Loss)
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2014	812,257	$16,895	$296	$3	$(2)	$2,353	$19,545	$213	$19,758
Total comprehensive income
Net earnings	—	—	—	—	—	98	98	—	98
Other comprehensive income	—	—	—	5	(2)	—	3	—	3
	—	—	—	5	(2)	98	101	—	101
Stock options exercised and restricted share units issued and vested (note 11(a))	933	37	(37)	—	—	—	—	—	—
Share-based compensation (note 11(a))	—	—	20	—	—	—	20	—	20
Dividends (note 12(b))	—	—	—	—	—	(122)	(122)	—	(122)
At March 31, 2014	813,190	$16,932	$279	$8	$(4)	$2,329	$19,544	$213	$19,757

	Common Shares			Accumulated Other Comprehensive Income
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non- controlling interests	Total
At January 1, 2013	811,519	$16,865	$252	$51	$—	$5,548	$22,716	$213	$22,929
Total comprehensive income
Net earnings	—	—	—	—	—	309	309	—	309
Other comprehensive loss	—	—	—	(31)	—	—	(31)	—	(31)
	—	—	—	(31)	—	309	278	—	278
Stock options exercised and restricted share units issued and vested (note 11(a))	467	23	(23)	—	—	—	—	—	—
Share-based compensation (note 11(a))	—	—	14	—	—	—	14	—	14
Dividends (note 12(b))	—	—	—	—	—	(122)	(122)	—	(122)
At March 31, 2013	811,986	$16,888	$243	$20	$—	$5,735	$22,886	$213	$23,099
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.
At March 31, 2014, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; the Wharf gold mine in the United States; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic. The Company also owns a 39.5% equity interest in Tahoe Resources Inc. ("Tahoe"), which owns and operates the Escobal silver mine in Guatemala. The Escobal mine achieved commercial production effective January 1, 2014. The Company's 66.7% interest in the Marigold mine in the United States, the sale of which completed on April 4, 2014, has been classified as a discontinued operation for the three months ended March 31, 2014 (note 4).
The Company’s significant development projects at March 31, 2014 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70.0% interest) in Chile; and the Camino Rojo gold/silver project in Mexico.
On March 26, 2014, the Company disposed of its 19.5% equity interest in Primero Mining Corp. (“Primero”) which was previously recognized as an investment in associate by the Company (note 7).

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2013, except for the application of the following new interpretation and amendments to existing IFRSs, which were effective January 1, 2014:

•
IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's unaudited condensed interim consolidated financial statements.

•	Certain amendments to IFRSs as issued by the IASB. These amendments did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.
The Company has not early adopted any other amendment, standard or interpretation that has been issued but is not yet effective.
The Company’s interim results are not necessarily indicative of its results for a full year.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

the three months ended March 31, 2014 are consistent with those applied and disclosed in notes 5 and 6 to the Company’s audited consolidated financial statements for the year ended December 31, 2013.
Basis of consolidation
These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's presentation currency is the United States ("US") dollar. All amounts are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at March 31, 2014 were as follows:

Direct parent company (mine site and operating segment) (note 8)	Location	Ownership interest	Mining properties and development projects owned (note 6)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines
Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mines, and Camino Rojo project
Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines
Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine
Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine
Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project
Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine (note 4)
Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine
Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70.0%	El Morro project
Intercompany assets and liabilities, equity, income, expenses and cash flows between the Company and its subsidiaries are eliminated.
These unaudited condensed interim consolidated financial statements also include the following significant investments in associates that are accounted for using the equity method:

Associates (mine site and operating segment) (notes 7 and 8)	Location	Ownership interest	Mining properties owned (note 6)
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40.0%	Pueblo Viejo mine
Tahoe	Guatemala	39.5%	Escobal mine (note 7(b))

3.	CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE
Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Regulatory deferral accounts
On January 30, 2014 the IASB issued a new interim standard, IFRS 14 – Regulatory Deferral Accounts ("IFRS 14"). IFRS 14 is intended to enhance the comparability of financial reporting by entities engaged in rate-regulated activities and is effective for annual periods beginning on or after January 1, 2016. IFRS 14 is not expected to be applicable to the Company.

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

Annual improvements
In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

4.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATION
On February 3, 2014, the Company announced that it had, in conjunction with its joint venture partner, Barrick Gold Corporation ("Barrick"), entered into a definitive agreement to sell their respective interests in Marigold to Silver Standard Resources Inc. for total consideration of $275 million in cash (Goldcorp's share – $189 million), subject to certain closing adjustments. The disposal of the Company's 66.7% interest in Marigold reflects the Company's ongoing strategy to focus on a portfolio of core assets. The transaction closed on April 4, 2014.

At December 31, 2013, the sale of the Company's holding in Marigold was considered highly probable, therefore, Marigold met the classification criteria for assets held for sale and discontinued operation. These criteria continued to be met during the three months ended March 31, 2014. Accordingly, the results of the Company's 66.7% share of Marigold have been presented as net earnings from discontinued operation for the three months ended March 31, 2014, and Marigold's total assets and total liabilities continue to be classified as current. The comparative net earnings and cash flows for the three months ended March 31, 2013 have been re-presented to include those operations classified as discontinued in the current period. The components of net earnings from discontinued operation and assets and liabilities held for sale are as follows:

Three months ended March 31	2014	2013
Revenues	$28	$51
Mine operating costs	(24)	(33)
Earnings from mine operations	4	18
Corporate administration	—	—
Earnings from operations	4	18
Income tax expense	—	(8)
Income from discontinued operation	$4	$10
Net earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	$4	$10
Net earnings per share from discontinued operation
Basic	$—	$0.01
Diluted	$—	$0.01

	At March 31 2014	At December 31 2013
Assets
Current assets
Inventories and stockpiled ore	$69	$69
Other	7	6
	76	75
Mining interests	153	152
Total assets held for sale	$229	$227
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15	$16
Income taxes payable	2	2
	17	18
Deferred income taxes	9	9
Provisions	18	17
Total liabilities relating to assets held for sale	$44	$44
Net assets held for sale	$185	$183

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

5.	PRODUCTION COSTS

Three months ended March 31	2014	2013
Raw materials and consumables	$266	$271
Salaries and employee benefits (a)	113	121
Contractors	90	94
Royalties	16	15
Change in inventories (b)	(38)	(53)
Other	53	28
	$500	$476

(a)	Excludes $22 million of salaries and employee benefits included in corporate administration expense for the three months ended March 31, 2014 (2013 – $20 million).

(b)
The change in inventories for the three months ended March 31, 2014 represents an increase of $25 million in finished goods inventories, a decrease in stockpiled ore of $4 million, and an increase in work-in-process inventories of $17 million (2013 – an increase of $22 million in finished goods inventories, an increase in stockpiled ore of $10 million, and an increase in work-in-process inventories of $21 million).

6.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Investments in associates (note 7)	Total
Cost
At January 1, 2014	$7,690	$7,582	$8,170	$5,138	$2,210	$30,790
Expenditures on mining interests (a)(b)	92	158	—	209	—	459
Share of net earnings of associates	—	—	—	—	56	56
Disposition of investment in associate (c)	—	—	—	—	(175)	(175)
Dividends from associate	—	—	—	—	(34)	(34)
Transfers and other movements (d)	(20)	140	(209)	147	—	58
At March 31, 2014	7,762	7,880	7,961	5,494	2,057	31,154
Accumulated depreciation and depletion and impairment
At January 1, 2014	(2,929)	(234)	(1,188)	(1,301)	—	(5,652)
Depreciation and depletion (e)	(116)	—	—	(85)	—	(201)
Transfers and other movements (d)	—	—	—	11	—	11
At March 31, 2014	(3,045)	(234)	(1,188)	(1,375)	—	(5,842)
Carrying amount – March 31, 2014	$4,717	$7,646	$6,773	$4,119	$2,057	$25,312

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Investments in associates (note 7)	Total
Cost
At January 1, 2013	$7,395	$6,528	$8,506	$4,278	$2,663	$29,370
Expenditures on mining interests (a)(b)	530	652	3	880	49	2,114
Expenditures on mining interests classified as held for sale (note 4)	11	—	—	51	—	62
Reclassifications to mining interests classified as held for sale (note 4)	(273)	(18)	—	(195)	—	(486)
Share of net losses and impairment of associates	—	—	—	—	(395)	(395)
Dividends from associate	—	—	—	—	(108)	(108)
Transfers and other movements (d)	27	420	(339)	124	1	233
At December 31, 2013	7,690	7,582	8,170	5,138	2,210	30,790
Accumulated depreciation and depletion and impairment
At January 1, 2013	(1,942)	—	—	(863)		(2,805)
Depreciation and depletion (e)	(409)	—	—	(300)		(709)
Depreciation and depletion relating to mining interests classified as held for sale (note 4)	(13)	—	—	(12)		(25)
Reclassifications to mining interests classified as held for sale (note 4)	187	8	—	139		334
Impairment charges	(747)	(242)	(1,188)	(318)		(2,495)
Transfers and other movements (d)	(5)	—	—	53		48
At December 31, 2013	(2,929)	(234)	(1,188)	(1,301)		(5,652)
Carrying amount – December 31, 2013	$4,761	$7,348	$6,982	$3,837	$2,210	$25,138

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining properties is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	At March 31 2014	At December 31 2013
Red Lake (h)	$708	$1,030	$723	$476	$2,937	$2,906
Porcupine	371	64	—	144	579	573
Musselwhite	182	4	111	235	532	537
Éléonore (a)	—	1,654	—	895	2,549	2,358
Peñasquito (a)(h)	2,447	915	4,267	957	8,586	8,624
Los Filos	559	36	—	185	780	786
El Sauzal	23	—	—	4	27	31
Marlin	397	67	32	136	632	654
Cerro Blanco	—	47	—	2	49	49
Cerro Negro (a)	—	2,511	1,520	960	4,991	4,825
Wharf	30	—	—	15	45	45
El Morro (a)	—	1,318	112	17	1,447	1,439
Corporate and Other (i)	—	—	8	93	101	101
	$4,717	$7,646	$6,773	$4,119	$23,255	$22,928
Investments in associates (note 7)
Alumbrera					150	172
Pueblo Viejo					1,559	1,528
Primero (c)					—	176
Tahoe					348	334
					2,057	2,210
					$25,312	$25,138

(a)	Includes capitalized borrowing costs incurred during the three months ended March 31, as follows:

	2014	2013
Éléonore	$10	$4
Camino Rojo (h)	2	2
Cerro Negro	15	8
El Morro	4	3
	$31	$17
The amounts capitalized include borrowing costs on the Company’s $1.5 billion notes (the "Notes" or the "Company's Notes"), convertible senior notes (the "Convertible Notes"), and certain financing arrangements held by Cerro Negro (note 10(c)(iii)).
The amount of general borrowing costs capitalized were determined by applying the weighted average cost of borrowings during the three months ended March 31, 2014 of 5.0% (2013 – 8.57%) proportionately to the accumulated qualifying expenditures on mining interests. Of the $30 million (2013 – $16 million) of interest incurred on the Company's Notes and Convertible Notes during the three months ended March 31, 2014, $28 million (2013 – $16 million) was capitalized with the remainder recognized as finance costs in the Condensed Interim Consolidated Statements of Earnings. All of the borrowing costs incurred by the Company on the financing arrangements held by Cerro Negro of $3 million (2013 – $1 million) were capitalized.

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

(b)
During the three months ended March 31, 2014, the Company incurred $30 million (2013 – $36 million) in exploration and evaluation expenditures, of which $19 million (2013 – $23 million) has been capitalized and included in expenditures on mining interests. The remaining $11 million (2013 – $13 million) were expensed.

(c)
On March 5, 2014, Primero issued approximately 41 million common shares to a third party as consideration paid for a business acquisition. As a result, the Company’s equity interest in Primero was reduced from 26.9% on December 31, 2013 to 19.5% on March 5, 2014. Subsequently, on March 26, 2014, the Company disposed of all its Primero shares to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million, net of tax and selling costs of $8 million.

(d)
Transfers and movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period. Transfers and movements also include changes to capitalized reclamation and closure costs, capitalized depreciation and dispositions of mining properties during the period.

(e)
Depreciation and depletion expensed for the three months ended March 31, 2014 was $170 million (2013 – $144 million), as compared to total depreciation and depletion of $201 million (2013 – $159 million), due to the capitalization of depreciation of $11 million (2013 – $12 million) relating to development projects and movements in amounts allocated to work-in-progress inventories of $20 million (2013 – $3 million).

(f)
At March 31, 2014, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $1,796 million (December 31, 2013 – $1,488 million).

(g)	At March 31, 2014, finance leases included in the carrying amount of plant and equipment amounted to $74 million (December 31, 2013 – $75 million).

(h)
The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the carrying amounts of the Peñasquito mining property and Red Lake mining property, respectively.

(i)	Corporate and Other includes exploration properties in Mexico with a carrying value as at March 31, 2014 of $8 million (December 31, 2013 – $8 million).

7.	INVESTMENTS IN ASSOCIATES
At March 31, 2014, the Company had a 37.5% interest in Alumbrera, a 40.0% interest in Pueblo Viejo and a 39.5% interest in Tahoe. These investments are accounted for using the equity method and included in mining interests (note 6). The Company adjusts each associate’s financial results, where appropriate, to give effect to uniform accounting policies.
On March 5, 2014, Primero issued approximately 41 million common shares to a third party as consideration paid for a business acquisition. As a result, the Company’s equity interest in Primero was diluted from 26.9% on December 31, 2013 to 19.5% on March 5, 2014. Subsequently, on March 26, 2014, the Company disposed of all its Primero shares to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million, net of tax and selling costs of $8 million. The Company's share of Primero's net earnings for the period January 1, 2014 to the date of disposition, were included in the Company's consolidated results for the three months ended March 31, 2014.

	Alumbrera	Pueblo Viejo	Other (1)(a)(b)	Total
Opening net assets of the Company’s investments in associates at January 1, 2014	$172	$1,528	$510	$2,210
Dividends from associate	(34)	—	—	(34)
Company’s share of net earnings of associates	12	31	13	56
Disposition of investment in associate	—	—	(175)	(175)
Carrying amount of the Company's investments in associates at March 31, 2014	$150	$1,559	$348	$2,057

GOLDCORP    |  12

First Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Alumbrera	Pueblo Viejo	Other (1)	Total
Opening net assets of the Company’s investments in associates at January 1, 2013	$575	$1,546	$542	$2,663
Expenditures and investments (note 6)	—	49	—	49
Dividends from associate	(108)	—	—	(108)
Impairment of investments in associates	(276)	—	(19)	(295)
Company’s share of net losses of associates	(19)	(66)	(15)	(100)
Other	—	(1)	2	1
Carrying amount of the Company’s investments in associates at December 31, 2013	$172	$1,528	$510	$2,210
Summarized financial information for Alumbrera, Pueblo Viejo,Tahoe, and Primero to March 26, 2014, the date of disposition, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

	Alumbrera	Pueblo Viejo	Other (1)(b)	Total
	Three months ended March 31, 2014
Revenues	$390	$390	$135	$915
Production costs	(262)	(161)	(52)	(475)
Depreciation and depletion	(19)	(66)	(20)	(105)
Earnings from mine operations (c)	$109	$163	$63	$335
Net earnings of associates (c)	$32	$78	$31	$141
The Company's equity share of net earnings of associates	$12	$31	$13	$56

	Three months ended March 31, 2013
Revenues	$247	$278	$46	$571
Production costs	(150)	(91)	(22)	(263)
Depreciation and depletion	(40)	(26)	(11)	(77)
Earnings from mine operations (c)	$57	$161	$13	$231
Net earnings (losses) of associates (c)	$24	$82	$(9)	$97
The Company’s equity share of net earnings (losses) of associates	$9	$33	$(5)	$37

At March 31, 2014	Alumbrera	Pueblo Viejo
Current assets	$574	$636
Non-current assets	308	6,789
	882	7,425
Current liabilities	190	703
Non-current liabilities	292	2,825
	482	3,528
Net assets	400	3,897
The Company's equity share of net assets of associates	$150	$1,559

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

At December 31, 2013	Alumbrera	Pueblo Viejo
Current assets	$688	$556
Non-current assets	1,318	6,975
	2,006	7,531
Current liabilities	262	664
Non-current liabilities	550	3,047
	812	3,711
Net assets	$1,194	$3,820
The Company’s equity share of net assets of associates	$448	$1,528
Impairment of investment in associate	$(276)	$—
The Company’s equity share of net assets of associates	$172	$1,528
The Company’s equity share of cash flows of Alumbrera, Pueblo Viejo, Tahoe, and Primero, to date of disposition, are as follows:

	Alumbrera	Pueblo Viejo	Other (1)	Total
	Three months ended March 31, 2014
Net cash provided by (used in) operating activities	$55	$84	$(3)	$136
Net cash used in investing activities	$(9)	$(12)	$(9)	$(30)
Net cash (used in) provided by financing activities	$(36)	$(21)	$14	$(43)

	Three months ended March 31, 2013
Net cash provided by operating activities	$65	$37	$7	$109
Net cash used in investing activities	$(119)	$(34)	$(21)	$(174)
Net cash (used in) provided by financing activities	$(21)	$12	$(7)	$(16)

(1)	Includes results of Primero to March 26, 2014, the date of disposition, and Tahoe.

(a)
The quoted market value of the Company’s investment in Tahoe at March 31, 2014 was $1.2 billion, based on the closing share price of Tahoe. At March 31, 2014, the carrying amount of the Company's investment in Tahoe was $348 million.

(b)	On January 14, 2014, Tahoe announced that the Escobal mine in Guatemala achieved commercial production effective January 1, 2014.

(c)
The net expense of $194 million for the three months ended March 31, 2014 (2013 – $134 million), which reconciles earnings from mine operations of $335 million (2013 – $231 million) to net earnings of associates of $141 million (2013 – $97 million), is comprised primarily of finance costs and income taxes.

GOLDCORP    |  14

First Quarter Report – 2014
(In millions of United States dollars, except where noted)

8.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance. Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	Revenues (c)(d)		Depreciation and depletion		Earnings (losses) from operations and associates (d)(f)(g)		Expenditures on mining interests (e)
	Three months ended March 31
	2014	2013	2014	2013	2014	2013	2014	2013
Red Lake (a)	$131	$221	$27	$27	$40	$126	$54	$65
Porcupine	85	104	13	13	27	37	19	22
Musselwhite	88	90	14	11	29	30	9	19
Éléonore	—	—	—	—	—	—	169	112
Peñasquito (a)	362	253	56	38	80	24	19	48
Los Filos	106	128	16	15	37	65	16	42
El Sauzal	17	26	4	6	(1)	4	—	1
Marlin	89	124	35	31	5	41	16	18
Cerro Blanco	—	—	—	—	—	—	—	3
Alumbrera (h)	146	93	7	15	41	21	9	21
Cerro Negro	—	—	—	—	—	—	143	132
Wharf	20	18	1	1	6	8	1	1
El Morro	—	—	—	—	—	—	8	16
Pueblo Viejo (h)	156	111	25	10	66	64	12	37
Other (b)	—	—	4	2	(59)	(69)	5	7
Attributable segment total for continuing operations (h)	$1,200	$1,168	$202	$169	$271	$351	$480	$544
Alumbrera (h)	(146)	(93)	(7)	(15)	(29)	(12)	(9)	(21)
Pueblo Viejo (h)	(156)	(111)	(25)	(10)	(35)	(31)	(12)	(23)
Consolidated segment total for continuing operations	$898	$964	$170	$144	$207	$308	$459	$500
Consolidated segment total for discontinued operation (note 4)	$28	$51	$—	$6	$4	$18	$1	$22
Consolidated segment total	$926	$1,015	$170	$150	$211	$326	$460	$522

GOLDCORP    |  15

First Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Total Assets
	At March 31 2014	At December 31 2013
Red Lake (a)	$3,648	$3,736
Porcupine	697	679
Musselwhite	658	635
Éléonore	2,679	2,491
Peñasquito (a)	9,351	9,414
Los Filos	1,439	1,456
El Sauzal	56	60
Marlin	767	850
Cerro Blanco	50	50
Alumbrera	150	172
Cerro Negro	6,292	6,119
Wharf	84	77
El Morro	1,490	1,484
Pueblo Viejo	1,559	1,528
Marigold (note 4)	229	227
Other (b)	1,026	586
Total	$30,175	$29,564

	Total Liabilities
	At March 31 2014	At December 31 2013
Red Lake (a)	$98	$97
Porcupine	242	241
Musselwhite	77	77
Éléonore	532	541
Peñasquito (a)	3,023	3,031
Los Filos	259	258
El Sauzal	84	78
Marlin	179	183
Cerro Blanco	9	9
Alumbrera	—	—
Cerro Negro	1,638	1,618
Wharf	41	38
El Morro	459	467
Pueblo Viejo	—	—
Marigold (note 4)	44	44
Other (b)	3,733	3,124
Total	$10,418	$9,806

(a)	The Company’s 100% interests in the Cochenour gold project in Canada and Camino Rojo gold project in Mexico are included in the Red Lake and Peñasquito reportable operating segments, respectively.

(b)
Other includes corporate activities and the Company’s share of net earnings/(losses) of Tahoe and Primero from January 1, 2014 to March 26, 2014, the date of disposition, certain exploration properties in Mexico and corporate assets which have not been allocated to the above segments. Total corporate assets and liabilities at March 31, 2014 were $670 million and $3,733 million, respectively

GOLDCORP    |  16

First Quarter Report – 2014
(In millions of United States dollars, except where noted)

(December 31, 2013 – $68 million and $3,124 million, respectively). At March 31, 2014, the Company's Mexican exploration properties had a carrying amount of $8 million (December 31, 2013 – $8 million).

(c)
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

The Company’s consolidated revenues (excluding attributable share of revenues from associates) for the three months ended March 31, are as follows:

	2014	2013
Gold	$656	$772
Silver	149	138
Zinc	62	36
Lead	29	15
Copper	2	3
	$898	$964
All reportable operating segments (including attributable share of revenues from associates) principally derived their revenue from gold sales other than segments identified in the following table:

	Three months ended March 31
		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2014	$159	$54	$53	$148
	2013	$108	$80	$37	$105
Silver	2014	110	35	2	8
	2013	91	44	3	6
Lead	2014	29	—	—	—
	2013	15	—	—	—
Zinc	2014	62	—	—	—
	2013	36	—	—	—
Copper	2014	2	—	89	—
	2013	3	—	52	—
Molybdenum	2014	—	—	2	—
	2013	—	—	1	—
Total – Goldcorp’s share	2014	$362	$89	$146	$156
	2013	$253	$124	$93	$111

(d)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(e)
Segmented expenditures on mining interests include capitalized borrowing costs, are net of investment tax credits, exclude additions to reclamation assets arising from changes in estimates, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three months ended March 31, 2014, the change in accrued expenditures and investment tax credits was a decrease of $33 million (2013 – an increase of $34 million).

(f)
The $23 million of net expenses for the three months ended March 31, 2014 (2013 – net earnings of $33 million), which reconciles the Company’s earnings of $207 million from operations and associates (2013 – net earnings of $308 million), to the Company’s earnings of $184 million before taxes (2013 – earnings of $341 million before taxes), mainly arose from corporate activities that would be primarily allocated to the Other reportable operating segment, except for foreign exchange loss of $19 million (2013 – gain of $2 million) that would be primarily allocated to the Cerro Negro and Éléonore segments.

GOLDCORP    |  17

First Quarter Report – 2014
(In millions of United States dollars, except where noted)

(g)
The attributable segment total of earnings from operations and associates eliminates certain non-operating expenses/(income), including finance costs and income taxes that are included in Alumbrera and Pueblo Viejo’s net equity earnings on a consolidated basis.

(h)
The Company includes certain Alumbrera and Pueblo Viejo operating results on a proportionate basis instead of on an equity basis in its attributable segment totals for segmented information disclosure purposes, consistent with how the operating results are reported to the Company’s chief operating decision maker. The net total of expenditures on mining interests for Alumbrera and Pueblo Viejo represent expenditures on mining interests on a proportionate basis instead of on an equity basis.

9.	INCOME TAXES

Three months ended March 31	2014	2013
Current income tax expense	$136	$131
Deferred income tax recovery	(46)	(89)
Income tax expense	$90	$42
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

Three months ended March 31	2014	2013
Earnings from continuing operations before taxes	$184	$341
Canadian federal and provincial income tax rates	25%	25%
Income tax expense based on Canadian federal and provincial income tax rates	46	85
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	106	(17)
Other impacts of foreign exchange	(53)	(6)
Mexican mining royalty tax	5	—
Non-deductible expenditures	7	4
Effects of different foreign statutory tax rates on earnings of subsidiaries	(5)	(4)
Non-taxable mark-to-market gains on Convertible Notes	—	(8)
Non-taxable portion of net earnings from associates	(14)	(9)
Impact of Mexican inflation on tax values	(7)	(9)
Provincial mining taxes and resource allowance	5	10
Other	—	(4)
	$90	$42
In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

GOLDCORP    |  18

First Quarter Report – 2014
(In millions of United States dollars, except where noted)

10.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)
The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	At March 31 2014	At December 31 2013
Current derivative assets (1)
Foreign currency, heating oil, copper, lead, and zinc contracts	$44	$41
	$44	$41
Non-current derivative assets (1)
Foreign currency contracts	$2	$1
	$2	$1
Current derivative liabilities
Foreign currency, heating oil, copper, lead, and zinc contracts	$(45)	$(43)
Non-financial contract to sell silver to Silver Wheaton (i)	(8)	(13)
Conversion feature of Convertible Notes	(2)	(1)
	$(55)	$(57)

(1)	Included in other current and non-current assets on the Condensed Interim Consolidated Balance Sheets.
In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	At March 31 2014	At December 31 2013
Arising from sales of metal concentrates – classified as at FVTPL	$260	$254
Not arising from sales of metal concentrates – classified as loans and receivables	217	215
Accounts receivable	$477	$469
The net (losses) gains on derivatives for the three months ended March 31, were comprised of the following:

Three months ended March 31	2014	2013
Realized (losses) gains
Foreign currency, heating oil, copper, lead, and zinc contracts	$(3)	$5
Non-financial contract to sell silver to Silver Wheaton (i)	(2)	(5)
	(5)	—
Unrealized gains (losses)
Foreign currency, heating oil, copper, lead, and zinc contracts	2	9
Non-financial contract to sell silver to Silver Wheaton (i)	1	7
Conversion feature of Convertible Notes	(1)	33
	2	49
	$(3)	$49

(i)	Non-financial contract to sell silver to Silver Wheaton
At March 31, 2014, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the four contract years ending August 5, 2014 at a fixed price per ounce is $8 million (December 31, 2013 – $13 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014, ranging from $19.77 to $19.79 per ounce (December 31, 2013 – $19.38 to $19.44 per ounce) and the fixed price of $4.04 per ounce, receivable from Silver Wheaton, subject to an annual adjustment for inflation, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital.

GOLDCORP    |  19

First Quarter Report – 2014
(In millions of United States dollars, except where noted)

The Company recorded a net loss on derivatives in the three months ended March 31, 2014 of $1 million (2013 – net gain of $2 million) comprised of a realized loss of $2 million (2013 – realized loss of $5 million) on ounces delivered during the period and an unrealized gain of $1 million (2013 – unrealized gain of $7 million) on remaining ounces to be delivered. The remaining total ounces to be delivered by the Company as at March 31, 2014 were 0.5 million ounces (December 31, 2013 – 0.9 million ounces).

(b)	Financial assets designated as available-for-sale
The Company’s investments in marketable securities (included in other current assets) and investment in securities are designated as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) (“OCI”) for the three months ended March 31 were as follows:

	2014	2013
Mark-to-market gains (losses) on available-for-sale securities	$5	$(38)
Deferred income tax (expense) recovery in OCI	(1)	4
Unrealized gains (losses) on securities, net of tax	4	(34)
Reclassification adjustment for impairment losses included in net earnings, net of tax of $nil (2013 – $1 million)	1	4
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings, net of tax expense of $nil (2013 – $1 million)	—	(1)
	$5	$(31)

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Condensed Interim Consolidated Balance Sheets
The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis are categorized as follows:

	At March 31, 2014		At December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (note 13)	$1,001	$—	$625	$—
Marketable securities (1)	5	10	5	—
Accounts receivable arising from sales of metal concentrates (note 10(a))	—	260	—	254
Investments in securities	81	—	77	—
Current derivative assets (note 10(a))	—	44	—	41
Non-current derivative assets (note 10(a))	—	2	—	1
Current derivative liabilities (note 10(a))	—	(55)	—	(57)

(1)	Included in other current assets on the Condensed Interim Consolidated Balance Sheets.
At March 31, 2014 and December 31, 2013, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2014.

GOLDCORP    |  20

First Quarter Report – 2014
(In millions of United States dollars, except where noted)

At March 31, 2014 and December 31, 2013, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy. During the year ended December 31, 2013, certain mining properties and goodwill related to certain CGUs were assessed as impaired and written down to their recoverable amounts, being their fair value less costs to sell ("FVLCTS"), including Marigold which was classified as an asset held for sale and measured at the lower of its carrying amount and FVLCTS, being FVLCTS. Valuation techniques and inputs used in the calculation of these fair value based amounts are categorized as Level 3 in the fair value hierarchy.

(ii)	Valuation methodologies for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market (note 10(a)).
Current derivative assets and liabilities and non-current derivative assets:
The Company’s current derivative assets and liabilities are comprised of commodity and currency forward and option contracts, the Company’s non-financial contract to sell silver to Silver Wheaton and the conversion feature of the Convertible Notes (note 10(a)). The Company's non-current derivative assets are comprised of currency contracts (note 10(a)).

•	Commodity and currency forward and option contracts:
The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the applicable yield curve. The fair values of the option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

•	Non-financial contract to sell silver to Silver Wheaton:
The fair value of ounces to be delivered is calculated using quoted silver forward prices over the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and discounted using the Company’s after-tax weighted average cost of capital (note 10(a)(i)).

•	Conversion feature of Convertible Notes:
The fair value of the conversion feature is calculated using an option pricing model. The model utilizes a discounted cash flow analysis using a discount rate with an option adjusted credit spread, and the closing price of the Convertible Notes at the balance sheet date, which are traded in an active market.

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Condensed Interim Consolidated Balance Sheets
At March 31, 2014, the carrying amounts of money market investments, accounts receivable not arising from sales of metal concentrates, accounts payable, accrued liabilities, revolving credit facilties and certain short-term financing arrangements are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.
$1.5 billion notes:
The initial recognition amount of the Company’s Notes has been accreted from March 20, 2013 to March 31, 2014 based on an annual effective interest rate of 2.37% and 3.84% for the $500 million of 5-year Notes and $1.0 billion of 10-year Notes, respectively. At March 31, 2014, the fair value of the Notes calculated using the closing price of the Notes (level 1 input) is $1.442 billion compared to its carrying amount of $1.484 billion, which includes $1.482 billion of accreted principal and $2 million of accrued interest payable included in accounts payable and accrued liabilities.
Convertible senior notes:
The initial recognition amount of the liability component of the Convertible Notes has been accreted from June 5, 2009 to March 31, 2014 based on an annual effective interest rate of 8.57%. At March 31, 2014, the fair value of the liability component of the Convertible Notes calculated using the closing price of the Convertible Notes (level 1 input), and bifurcating the fair value of the conversion feature, was $867 million compared to a carrying amount of $848 million, which includes $845 million of accreted principal balance and $3 million of accrued interest payable included in accounts payable and accrued liabilities.

GOLDCORP    |  21

First Quarter Report – 2014
(In millions of United States dollars, except where noted)

5-year Primero promissory note:
The 5-year Primero promissory note has been accreted from August 6, 2010 to March 31, 2014, based on an annual effective interest rate of 5.50%. Management estimates the market interest rate on similar borrowings has decreased to approximately 4.40% per annum as at March 31, 2014. Based on the estimated market interest rate on similar borrowings (level 2 input), the fair value of the 5-year Primero promissory note at March 31, 2014 is $28 million compared to its carrying amount of $28 million, which represents the accreted principal and a nominal amount of accrued interest receivable.
3-year Argentine peso loans:
At December 31, 2013, management estimates the market interest interest rate on similar borrowings by the Company in Argentina to be approximately 37.8% per annum. Based on the estimated market interest rate on similar borrowings by the Company in Argentina (level 2 input), the fair value of the 3-year Argentine pesos loans at March 31, 2014 was $18 million compared to a carrying value of $23 million, which includes a nominal amount of interest payable included in accounts payable and accrued liabilities.

(d)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks is described in note 23(d) to the Company's consolidated financial statements for the year ended December 31, 2013. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2014, except as noted below:

(i)	Liquidity risk
On January 9, 2014, the Company negotiated a commitment to a $1.25 billion non-revolving, unsecured term credit facility to fund the acquisition of Osisko Mining Corporation ("Osisko"), which remained undrawn until its cancellation on April 23, 2013.

The Company has a $2.0 billion revolving credit facility available until 2018. During the three months ended March 31, 2014, the Company had drawn $850 million against the credit facility, of which $250 million was repaid. The Company incurred a nominal amount of interest on the amount drawn during the three months ended March 31, 2014. At March 31, 2014, the Company had $1.4 billion of undrawn credit facility available and the amount drawn of $600 million was included in current portion of long-term debt in the Condensed Interim Consolidated Balance Sheets.
At March 31, 2014, the Company has letters of credit outstanding and secured deposits in the amount of $505 million (December 31, 2013 – $430 million).

(ii)	Market risk
Currency risk
During the three months ended March 31, 2014, the Company recognized a net foreign exchange loss of $19 million (2013 – net gain of $2 million). Based on the Company’s net exposures (other than those relating to taxes) at March 31, 2014, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $23 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three months ended March 31, 2014, the Company recognized a net foreign exchange loss of $105 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2013 – net gain of $20 million). Based on the Company’s net exposures relating to taxes at March 31, 2014, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $199 million decrease or increase in the Company’s after-tax net earnings, respectively.

11.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options and restricted share units ("RSUs")
For the three months ended March 31, 2014, total share-based compensation relating to stock options and RSUs was $20 million (2013 – $14 million), $18 million (2013 – $14 million) of which is included in corporate administration in the Condensed Interim Consolidated Statements of Earnings and $2 million was capitalized to development projects (2013 – $nil), with a corresponding credit to shareholders’ equity.
Stock options

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

The following table summarizes the changes in stock options during the three months ended March 31, 2014 and 2013:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2014	17,137	$40.49
Granted	3,553	30.41
Exercised	(9)	24.99
Forfeited/expired	(178)	42.30
At March 31, 2014 – outstanding	20,503	$38.74
At March 31, 2014 – exercisable	14,167	$41.60
At January 1, 2013	16,345	$42.01
Granted	2,684	33.48
Exercised	(8)	21.16
Forfeited/expired	(53)	46.93
At March 31, 2013 – outstanding	18,968	$40.80
At March 31, 2013 – exercisable	12,168	$40.40
The fair value of stock options granted during the three months ended March 31, 2014, which vest over 3 years, was $6.17 (2013 – $7.50) per option calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	2014	2013
Expected life	3.1 years	3.1 years
Expected volatility	38.0%	35.5%
Expected dividend yield	2.2%	1.8%
Estimated forfeiture rate	9.2%	9.3%
Risk-free interest rate	1.2%	1.1%
Weighted average share price	$27.44	$32.57
Restricted share units (“RSUs”)
The following table summarizes the changes in RSUs during the three months ended March 31, 2014 and 2013:

	Options Outstanding (000’s)	Weighted Average Fair Value
At January 1, 2014	2,370	$37.76
Granted	1,951	30.41
Vested	(924)	39.34
Forfeited/expired	(43)	36.10
At March 31, 2014	3,354	$33.07
At January 1, 2013	1,362	$46.09
Granted	1,609	33.48
Vested	(459)	45.84
Forfeited/expired	(18)	46.81
At March 31, 2013	2,494	$38.00

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

(b)	Other share-based compensation plans
The Company has other share-based compensation plans in place which include Performance Share Units ("PSUs"), Phantom Restricted Units ("PRUs") and Employee Share Purchase Plan. Total share-based compensation expense relating to the PSUs and PRUs Plans for the three months ended March 31, 2014 was $7 million (2013 – $4 million), $6 million (2013 – $4 million) of which was included in corporate administration in the Condensed Interim Consolidated Statements of Earnings and $1 million (2013 – $nil) was capitalized to development projects.
The Company also recorded compensation expense of $1 million (2013 – $1 million) relating to its Employee Share Purchase Plan which was included in corporate administration in the Condensed Interim Consolidated Statements of Earnings.

12.	PER SHARE INFORMATION

(a)	Net earnings per share
Net earnings per share from continuing operations for the three months ended March 31 was calculated based on the following:

	2014	2013
Basic net earnings from continuing operations	$94	$299
Effect of dilutive securities:
Conversion feature of Convertible Notes – change in fair value recognized in net earnings (note 10(a))	1	(33)
Diluted net earnings from continuing operations	$95	$266
Net earnings per share for the three months ended March 31 was calculated based on the following:

	2014	2013
Basic net earnings	$98	309
Effect of dilutive securities:
Conversion feature of Convertible Notes – change in fair value recognized in net earnings (note 10(a))	1	(33)
Diluted net earnings	$99	$276
Net earnings per share from continuing operations and net earnings per share for the three months ended March 31 were calculated based on the following:

(in thousands)	2014	2013
Basic weighted average number of shares outstanding	812,570	811,668
Effect of dilutive securities:
Stock options	229	589
RSUs	3,354	2,494
Convertible Notes	18,536	18,235
Diluted weighted average number of shares outstanding	834,689	832,986
The weighted average number of stock options outstanding during the three months ended March 31, 2014 was 18.3 million (2013 – 17.2 million), of which 1.4 million was dilutive (2013 – 2.9 million) and included in the above table. The effect of the remaining 16.9 million stock options for the three months ended March 31, 2014 (2013 – 14.3 million) was anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$28.05 (2013 – C$34.88).

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

(b)	Dividends declared
During the three months ended March 31, 2014, the Company declared and paid to its shareholders dividends of $0.15 per share for total dividends of $122 million (2013 – $0.15 per share, for total dividends of $122 million). For the period April 1, 2014 to May 1, 2014, the Company declared dividends payable of $0.05 per share for total dividends of approximately $41 million.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

Three months ended March 31	2014	2013
Change in operating working capital
Accounts receivable	$(36)	$91
Inventories and stockpiled ore	(42)	(64)
Accounts payable and accrued liabilities	(7)	(78)
Income taxes receivable	127	6
Other	1	(3)
	$43	$(48)

Three months ended March 31	2014	2013
Operating activities include the following cash received (paid):
Interest received	$—	$2
Interest paid	(7)	(5)
Income taxes received	3	—
Income taxes paid	(11)	(123)

Investing activities of discontinued operation include the following cash received:
Principal repayment on promissory note receivable from Primero	—	8

	At March 31 2014	At December 31 2013
Cash and cash equivalents are comprised of:
Cash	$879	$505
Short-term money market investments	122	120
	$1,001	$625

14.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.
Chilean tax reform
On April 1, 2014 Chile’s Executive Branch sent a major Tax Reform Bill (“2014 Tax Reform Bill”) to the Chilean Congress which if passed may impact multinational entities investing or operating in Chile.
The most significant changes in the proposed 2014 Tax Reform Bill include:

•	A gradual increase in the Tier 1 Corporate Income Tax Rate from 20% to 25% by 2017;

•	Elimination of an existing tax concession which allowed the deferral of certain tax payments on profits that were retained in Chile for future investment; and

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First Quarter Report – 2014
(In millions of United States dollars, except where noted)

•
As of January 1, 2016, the prospective repeal of the Decree Law No. 600, which currently provides that a foreign investment contract may be negotiated between the State of Chile and investors that contains specific rules, including such clauses as tax stability, applicable to specific investments.

At March 31, 2014, the 2014 Tax Reform Bill is not considered substantively enacted and there is no financial impact on the interim consolidated financial statements. The Company is currently evaluating the full impact of the 2014 Tax Reform Bill, but at this time, does not anticipate there will be a significant impact on its consolidated financial statements.

15.	SUBSEQUENT EVENT
Los Filos mine operation suspension
The Los Filos mine suspended operations on April 1, 2014 following the March 31, 2014 expiry of a surface land occupancy agreement with the Carrizalillo Ejido. Negotiations with Ejido authorities on a new occupancy agreement with sustainable terms continue and have been ongoing for several months and the Company believes that ultimately an agreement can be reached.

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CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
CST Trust Company
www.goldcorp.com	1066 West Hastings Street
Vancouver, BC V6E 3X1 Canada
TORONTO OFFICE	Toll free in Canada and the US:
(800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US:
Toronto, ON M5H 3P5 Canada	(416) 682-3860
Tel: (416) 865-0326
Fax: (416) 359-9787	inquiries@canstockta.com

RENO OFFICE	www.canstockta.com

Suite 310 – 5190 Neil Road
Reno, NV 89502 United States
Tel: (775) 827-4600	AUDITORS
Fax: (775) 827-5044
Deloitte LLP
MEXICO OFFICE	Vancouver, BC

Paseo de las Palmas 425-15	INVESTOR RELATIONS
Lomas de Chapultepec
11000 Mexico, D.F.	Jeff Wilhoit
Tel: 52 (55) 5201-9600	Vice President, Investor Relations
Toll free: (800) 567-6223
GUATEMALA OFFICE	Email: info@goldcorp.com

5ta avenida 5-55 zona 14 Europlaza	REGULATORY FILINGS
Torre 1 Nivel 6 oficina 601
Guatemala City	The Company’s filings with the Ontario Securities Commission
Guatemala, 01014	can be accessed on SEDAR at www.sedar.com.
Tel: 502 2329 2600
The Company’s filings with the US Securities and
ARGENTINA OFFICE	Exchange Commission can be accessed on EDGAR
at www.sec.gov.
Maipu 255, Piso 12
C1084ABE Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703
Las Condes
Santiago 7580125, Chile
Tel: 562 898 9300

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